EXHIBIT 21.1

ASP Isotopes Inc.

Subsidiaries of the Registrant

Subsidiaries*	Place of Incorporation
ASP Isotopes Guernsey Limited (formerly, PDS-Photonica Holdings (Guernsey) Limited)	Guernsey
ASP Isotopes South Africa (Proprietary) Limited (formerly, PDS Photonica Holdings South Africa (PTY) Limited)	South Africa
Enriched Energy LLC	Delaware, U.S.
ASP Isotopes UK Ltd	England & Wales
Enlightened Isotopes (Pty) Ltd	South Africa

 * Please note that this list includes all subsidiaries of ASP Isotopes Inc. without regard to whether they would constitute a "significant subsidiary" pursuant to Item 601(b)(21)(ii) of Regulation S-K.